CONFIDENTIAL	GLG PARTNERS, INC.
399 PARK AVENUE, 38TH FLOOR
NEW YORK, NEW YORK 10022
Main: (212) 224 7200 Fax (212) 224 7210
August 27, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	GLG Partners, Inc.
Amended Preliminary Proxy Statement on Schedule 14A
Filed on August 10, 2010
File No. 001-33217

Amended Schedule 13E-3
Filed on August 10, 2010
File No. 005-82299
Ladies and Gentlemen:
          On behalf of GLG Partners, Inc., a Delaware corporation (the “Company”), this letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) made in the letter dated August 24, 2010 (the “Comment Letter”) from Pamela Long, Assistant Director, Division of Corporation Finance, relating to the above-referenced Amended Preliminary Proxy Statement on Schedule 14A filed on August 10, 2010 (the “Proxy Statement”) and Amended Transaction Statement on Schedule 13E-3 filed on August 10, 2010 (the “Schedule 13E-3”). The Company has further revised the Proxy Statement and the Schedule 13E-3 in response to the Staff’s comments and is filing concurrently with this letter a further amended Proxy Statement (the “Amended Proxy Statement”) and, together with the other Filing Persons (as defined below), a further amended Schedule 13E-3 (the “Amended Schedule 13E-3”) that reflect these and other revisions and generally update the information contained therein. Where the Company has agreed to make requested revisions to its disclosures in the Amended Proxy Statement and Amended Schedule 13E-3, such agreement and any such revisions to disclosures made in such filings should not be taken as an admission that prior disclosures were in any way deficient.
          Set forth below are the Staff’s comments contained in your letter (in bold face type) followed by the Company’s responses.
          To the extent any response relates to information concerning any of Man Group plc, Escalator Sub 1 Inc., Man Principal Strategies Holdings LLC, Noam Gottesman, Emmanuel Roman, Pierre Lagrange, Gottesman GLG Trust, TOMS International Ltd., Roman GLG Trust, Jackson Holding Services Inc., Lagrange GLG Trust or Point Pleasant Ventures Ltd. (together with the Company, the “Filing Persons”), such response is included in this letter based on information provided to the Company by such other entities or persons or their respective representatives.

Securities and Exchange Commission
August 27, 2010

Amendment No. 1 to Schedule 13E-3
Cover Page
1.	We note your response to prior comment 2. The language in footnote 2, however, still states that the filing fee was calculated in accordance with Exchange Act Rule 0-11(c). Please revise.
          In response to the Staff’s comment, footnote 2 on the cover page of the Amended Schedule 13E-3 has been revised to refer to Exchange Act Rule 0-11(b).
Introduction, page 1
2.	Your revised disclosure in response to prior comment 3 still suggests that the Filing Persons do not bear complete responsibility for the public disclosure in the filing. Please revise.
          In response to the Staff’s comment, the “Introduction” section in the Amended Schedule 13E-3 has been revised to remove the suggestion that the Filing Persons do not bear complete responsibility for the public disclosure in the filing.
3.	We note your response to prior comment 4 and your disclosure on page 1 that “[t]he filing of this Transaction Statement shall not be construed as an admission by any Filing Person or by any of their respective affiliates that the Company is ‘controlled’ by any other Filing Person.” We also note similar language on pages 54, 56 and 150 of your preliminary proxy statement. A filing person on Schedule 13E-3 is an affiliate of the company; an affiliate “is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.” See Exchange Act Rule 12b-2. Please revise the Schedule 13E-3 and the proxy statement accordingly.
          In response to the Staff’s comment, the “Introduction” section in the Amended Schedule 13E-3 and the “Special Factors—Purpose and Reasons for the Merger—Man, Holdco and Merger Sub”, “Special Factors—Purpose and Reasons for the Merger—The Principals” and “Where You Can Find More Information” sections in the Amended Proxy Statement have been revised as requested to remove the referenced statements.
Amendment No. 1 to Schedule 14A
Interests of Certain Persons in the Merger, page 3
4.	We note your response to prior comment 10. Please further revise this section to quantify the dollar value of both the severance payments and the compensation paid to directors serving on the special committee.

Securities and Exchange Commission
August 27, 2010

          In response to the Staff’s comment, the “Summary Term Sheet—Interests of Certain Persons in the Merger” section in the Amended Proxy Statement has been revised to quantify the dollar value of the severance payments under the employment or service agreements of the Individual Principals, as well as the dollar value of the compensation paid to directors serving on the special committee. The Company supplementally advises the Staff that the dollar value of the severance payments under the employment agreements of certain of our executive officers and senior employees will be disclosed in a subsequent filing of the proxy statement (not later than the filing of the definitive proxy statement) once such values have been calculated.
Special Factors, page 15
Background of the Merger, page 15
5.	We note that in response to prior comment 11 you filed four additional sets of materials for discussions and presentations by Goldman Sachs dated October 1, 2009, February 23, 2010, March 6, 2010 and April 30, 2010. We also note that the disclosure in this section does not mention presentations by, or discussions with, Goldman Sachs on February 23, 2010, March 6, 2010 or April 30, 2010. Please revise the disclosure in this section to describe the substance of these discussions or presentations, including identifying the persons involved.
          In response to the Staff’s comment, the “Special Factors—Background of the Merger” section in the Amended Proxy Statement has been revised as requested to describe the substance of these discussions and presentations.
6.	We note your response to prior comment 12. Please further revise your disclosure throughout this section to discuss the specifics of certain terms used throughout this section. We note in particular, and without limitation, the reference to “strategic alternatives” at the January 24 and February 9, 2010 meetings and the reference to “possible deal structures” in various meetings including the March 10 and March 22, 2010 meetings. See Item 14(b)(7) of Schedule 14A and corresponding Item 1005 of Regulation M-A.
          In response to the Staff’s comment, the “Special Factors—Background of the Merger” section in the Amended Proxy Statement has been revised as requested to discuss the specifics of certain terms used throughout this section.

Securities and Exchange Commission
August 27, 2010

Fairness of the Merger and Recommendations of the Special Committee and the GLG Board, page 31
The Special Committee, page 31
7.	We note that in response to prior comment 19 you have disclosed the one-year average trading price and the one-year low trading price of GLG stock. Please balance your disclosure by also including the one-year high trading price of GLG stock.
          In response to the Staff’s comment, the “Special Factors—Fairness of the Merger and Recommendations of the Special Committee and the GLG Board—The Special Committee” section in the Amended Proxy Statement has been revised as requested to also include the one-year high trading price of GLG stock.
The GLG Board, page 37
8.	We note your response to prior comment 23, and that the GLG Board, in the course of reaching its determination regarding the fairness of the Rule 13e-3 transaction to unaffiliated security holders, considered, discussed, and adopted a number of factors, “including, but not limited to,” those listed in the last three bullet points on page 37. The quoted language suggests that you have not listed all of the factors considered, discussed, and adopted. Please revise to remove any implication that the factors listed are not all of the material factors considered, discussed, and adopted. See Item 1014(b) of Regulation M-A.
          In response to the Staff’s comment, the “Special Factors—Fairness of the Merger and Recommendations of the Special Committee and the GLG Board—The GLG Board” section in the Amended Proxy Statement has been revised as requested to clarify that the factors listed were all of the material factors considered, discussed, and adopted.
Opinion of Special Committee’s Financial Advisor, page 38
9.	We note your revisions in response to prior comment 24. As previously requested, please explain why Moelis chose only to apply the range of implied premiums to the closing price on May 14, 2010.
          The Company respectfully advises the Staff that Moelis has informed us that for purposes of its Purchase Price Premium Analysis, it derived a single implied price per share range for the Company and that the May 14, 2010 closing share price was customary, and in its judgment, the most appropriate closing price to use in deriving this range because it was the last trading day in which the stock price was unaffected by the announcement of the transaction. We respectfully direct the Staff to the summary of such Purchase Price Premium Analysis on pages 44-45 of the Amended Proxy Statement, which already includes such disclosure.

Securities and Exchange Commission
August 27, 2010

Opinion of GLG’s Financial Advisor, page 46
10.	We note your response to prior comment 25. Please remove the reference to “arm’s-length negotiations” on the bottom of page 52.
          In response to the Staff’s comment, the “Special Factors—Opinion of GLG’s Financial Advisor” section in the Amended Proxy Statement has been revised as requested to remove the reference to “arm’s-length”.
Purpose and Reasons for the Merger, page 54
11.	We note that in response to prior comment 29 you have provided the effect of the Rule 13e-3 transaction on the affiliates’ interest in the net book value and net earnings of the company in terms of percentages. Please revise the disclosure to include the dollar amounts of the affiliates’ interest in the net book value and net earnings of the company. See Instruction 3 to Item 1013 of Regulation M-A.
          In response to the Staff’s comment, the “Special Factors—Purpose and Reasons for the Merger—The Principals” section in the Amended Proxy Statement has been revised as requested to disclose the dollar amounts of the affiliates’ interest in the net book value and net earnings of the Company.
Positions as to the Fairness of the Merger, page 57
Man, Holdco and Merger Sub, page 57
12.	We note your disclosure that Man, Holdco and Merger Sub believe that the proposed merger is substantively and procedurally fair to GLG’s unaffiliated stockholders. Please revise the disclosure so that it speaks to the entire Rule 13e-3 transaction. Refer to Item 1014(a) of Regulation M-A, Exchange Act Rule 13e-3(a)(4) and Exchange Act Release 34-17719 at Q&A 21 (April 13, 1981) for guidance.
          In response to the Staff’s comment, the “Special Factors—Positions as to the Fairness of the Merger—Man, Holdco and Merger Sub” section in the Amended Proxy Statement has been revised as requested so that disclosure regarding Man Holdco and Merger Sub’s position as to fairness applies to the entire Rule 13e-3 transactions.
Special Note Regarding Forward-Looking Statements, page 87
13.	Although it appears that you have revised your disclosure on page 150 in response to prior comment 39, you have not revised the disclosure on page 87 to include a statement that the safe harbor provisions in the Form 10-K incorporated by reference into the proxy statement do not apply to any forward-looking statements the company makes in connection with the Rule13e-3 transaction. Please revise.

Securities and Exchange Commission
August 27, 2010

          In response to the Staff’s comment, the “Special Note Regarding Forward-Looking Statements” section in the Amended Proxy Statement has been revised as requested to include a statement that the safe harbor provisions under Section 21E of the Exchange Act in the Form 10-K incorporated by reference into the proxy statement do not apply to any forward-looking statements the Company makes in connection with the Rule13e-3 transaction.
Where You Can Find More Information, page 149
14.	We note your disclosure in the second paragraph on page 150 stating that “the merger may be” a going private transaction. Please revise to clearly indicate that the merger and related transaction are a going private transaction.
          In response to the Staff’s comment, the “Where You Can Find More Information” section in the Amended Proxy Statement has been revised as requested to indicate clearly that the merger and related transactions constitute a going private transaction.
Incorporation by Reference, page 150
15.	We note your response to prior comment 44. Despite your revisions, the second sentence of this section states that “information that [you] file later with the SEC will automatically update and supersede” information incorporated by reference; this statement appears to contemplate “forward incorporation.” Please revise.
          In response to the Staff’s comment, the “Incorporation by Reference” section in the Amended Proxy Statement has been revised as requested to remove the referenced statement which appears to contemplate “forward incorporation”.
*     *     *
          We are also delivering to each of Erin Jaskot, Craig Slivka, Evan Jacobson and Nicholas Panos of the Staff courtesy copies of (i) the Amended Proxy Statement, marked to show changes from the Proxy Statement, (ii) the Amended Schedule 13E-3, marked to show changes from the Schedule 13E-3, and (iii) this response letter.

Securities and Exchange Commission
August 27, 2010

          Please telephone Allen Miller at (212) 408-5454, Marc Alpert at (212) 408-5491 or Sey-Hyo Lee at (212) 408-5122 of Chadbourne & Parke LLP if you require additional information or wish to comment further orally. If you wish to comment in writing, please send such comments by facsimile to Allen Miller at (646) 710-5454, Marc Alpert at (646) 710-5491 or Sey-Hyo Lee at (646) 710-5122.

Very truly yours,
/s/ Alejandro San Miguel
Alejandro San Miguel
General Counsel and Corporate Secretary

Enclosures
VIA EDGAR AND HAND DELIVERY

cc:	Erin Jaskot
Craig Slivka
Evan Jacobson
Nicholas Panos